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                                      ROTH
                          INDIVIDUAL RETIREMENT ANNUITY
                                   ENDORSEMENT


The Certificate of Participation under the annuity contract (your "Certificate") is changed as set out below to add provisions for a Roth Individual Retirement Annuity.

   APPLICABLE TAX LAW RESTRICTIONS. The annuity contract is intended to receive contributions that qualify for special tax treatment under Internal Revenue Code ("IRC") Section 408A. It is restricted as required by federal tax law. We may change the terms of the annuity contract and your Certificate, or administer the annuity contract and your interest in it, at any time as needed to comply with that law. Any such change may be applied retroactively.

   EXCLUSIVE BENEFIT. Your interest in the annuity contract is established for the exclusive benefit of you and your beneficiaries. Your interest in the annuity contract is nonforfeitable.

   NON-PARTICIPATING. The annuity contract does not pay dividends or share in our surplus.

   NO ASSIGNMENT OR TRANSFER. You cannot assign, sell, or transfer your interest in the annuity contract. You cannot pledge it to secure a loan or the performance of an obligation, or for any other purpose. The only exceptions to these rules are:
1) all or part of your interest in the annuity contract may be transferred to a spouse or former spouse under a divorce or separation instrument described in IRC Section 71(b)(2)(A); and
2) you may designate another person to receive payments with you based on joint lives or joint life expectancies, but any such designation shall not give that other person any present rights under the annuity contract during your lifetime.

   CONTRIBUTIONS. The annuity contract does not require fixed premiums, purchase payments, or other contributions, but we may decline to accept any contribution of less than $50. An interest in the annuity contract will not lapse if you do not make contributions. An interest in the annuity contract will remain subject to cancellation under any involuntary surrender or termination provision of the annuity contract; provided, however, that in no event shall any such cancellation occur unless, at a minimum, contributions have not been made for you for at least two full years and the value of your interest in the annuity contract (increased by any guaranteed interest) would provide a benefit at its stated maturity date of less than $20 a month under the regular settlement option.

   All contributions to us must be made in cash BY CHECK OR MONEY ORDER MADE PAYABLE TO US.

   Total contributions made to the annuity contract for you with respect to any one tax year may not exceed $2,000, excluding any payment which is a qualified rollover contribution under IRC Section 408A(e).


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   The  annuity  contract  will not  accept  contributions  made by an  employer through Simplified Employee Pension (SEP) program under IRC Section 408(k) or a SIMPLE plan under IRC Section 408(p). No rollover contributions will be accepted other than a qualified rollover contribution from an IRA or Roth IRA under IRC Section 408A(e). The annuity contract will not accept a transfer or rollover of any funds attributable to contributions made for you by an employer through a SEP program or SIMPLE plan except to the extent provided by the Secretary of the Treasury.

   ANNUAL REPORT. Following the end of each calendar year, we will send you a report concerning the status of your interest in the annuity contract. This report will include (i) the amount of all regular contributions received for you during or after the calendar year which relate to such calendar year,
   (ii) the amount of all rollover contributions received for you during such calendar year, (iii) the contract value(s) of your interest determined as of the end of such calendar year, and (iv) such other information as may be required under federal tax law.

   REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE. During your lifetime, distributions from your interest in the annuity contract need not meet the requirements of IRC Section 401(a)(9) or the incidental death benefit requirements of IRC Section 401(a)(9)(G).

   REQUIRED MINIMUM DISTRIBUTIONS AFTER DEATH. Your entire interest in the annuity contract must be paid either:
1)    in full by December 31 of the fifth calendar year after your death; or
2) over the life or over a period certain not greater than the life expectancy of the individual designated under the annuity contract to receive payments after your death with payments beginning by December 31 of the first calendar year after your death.

   However, if your surviving spouse is the individual designated to receive your entire interest in the annuity contract, the annuity contract will be treated as the Roth IRA of such spouse if he or she becomes Successor Owner of your interest, makes a rollover from your interest, or fails to receive distributions from your interest otherwise required by this provision. No contributions or rollover to your interest in the annuity contract may be made after your death unless your spouse becomes Successor Owner. In any case, if a surviving spouse dies before payments begin under this provision, then this provision shall apply upon the death of your spouse as if your spouse was the owner of your interest in the annuity contract.

   Life expectancy is computed using the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. The life expectancy of your surviving spouse shall be recalculated annually unless periodic payments for a fixed period begin irrevocably (subject to acceleration) by the date payments are required to begin. The life expectancy of any other individual may not be recalculated. Any life expectancy which is not being recalculated shall be determined using the attained age of such individual in the calendar year in which payments are required to begin or in any earlier year in which payments begin irrevocably, and any payment calculations for subsequent years shall be based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first determined.

This is part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In all cases of conflict with the other terms of your Certificate, the provisions of this Endorsement shall control.

      Signed for us at our office as of the date of issue.

                               Assistant Secretary
                            Executive Vice President